Mail Stop 6010

June 5, 2006

Mr. Bryce Chicoyne
Chief Financial Officer
Harvard Bioscience, Inc.
84 October Hill Road
Holliston, Massachusetts 01746

> **RE: Harvard Bioscience, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Form 8-K filed March 2, 2006**
> **File No. 0-31923**

Dear Mr. Chicoyne:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant